UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-27273

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: April 30, 2005

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K	[ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________________

________________________________________________________________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

SYCAMORE NETWORKS, INC.

Full Name of Registrant

N/A

Former Name if Applicable

220 Mill Road

Address of Principal Executive Office (Street and Number)

Chelmsford, MA 01824

City, State and Zip Code

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2005, the Audit Committee of our Board of Directors is directing an internal investigation relating to the accounting treatment for certain stock options granted during the period from 1999 to 2001, including whether additional stock compensation expenses should have been recorded during the period under review. This process is a significant undertaking that is consuming substantial time and resources of the Audit Committee and a number of our officers and other employees.

Because of the additional time and resources required to complete this process, we are unable to complete by the prescribed due date our Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2005 or to determine at this time what effect, if any, this investigation may have on the financial statements for this period. While we are working expeditiously to complete the internal investigation and file the Quarterly Report on Form 10-Q as promptly as practicable, we are currently unable to estimate when we will be able to do so.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard J. Gaynor	(978)	250-2900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes	[ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes	[X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Certain matters discussed in this Form 12b-25, including those relating to the nature and scope of the investigation, expectations as to the completion of the investigation and timing of the filing of the Quarterly Report on Form 10-Q for the period ended April 30, 2005, constitute forward-looking statements. Actual results or events could differ materially from those stated or implied in these forward-looking statements, including as a result of additional actions and findings resulting from the continuing internal investigation. There can be no assurance concerning the results of the internal investigation or the timing of the filing of the Quarterly Report on Form 10-Q for the period ended April 30, 2005.

Sycamore Networks, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 10, 2005	By:	/s/ Richard J. Gaynor

Richard J. Gaynor Chief Financial Officer